UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                SPIRENT PLC

                INTERIM RESULTS FOR THE FIRST HALF OF 2005


London, UK - 11 August 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces its interim results for the first half of 2005.

Summary


GBP million                       First half   First half      Change
                                     2005(1)      2004(1)           %
---------------------------------------------------------------------
Revenue                               230.4         239.3         (4)
Operating profit(2)                    14.1          21.5        (34)
Adjusted profit before tax(3)          11.5          18.0        (36)
Reported (loss)/profit before
tax                                   (34.1)         16.7          -
Adjusted earnings per
share(3),(4) (pence)                   0.91          1.40        (35)

* All ongoing businesses increased revenue and operating profit(2) in the first half of 2005 except the Service Assurance division which reported a loss as previously announced.

     - Performance Analysis operating profit(2) GBP11.4 million, up 50 per cent.

     -    Network Products operating profit(2) GBP12.3 million, up 14 per cent.

     - Ongoing Systems business operating profit(2) GBP2.1 million, up 24 per cent.

     - Service Assurance operating loss(2) GBP9.0 million, in line with our April trading update.

* We are taking a goodwill impairment charge of GBP37.0 million in relation to the Service Assurance division. Other material one-time charges of GBP7.1 million with a cash cost of GBP3.3 million have been taken in the period.

* Net debt increased to GBP42.4 million (31 December 2004 GBP26.4 million) due to a reduction in operating cash flow, including the cash cost of restructuring, increased capital expenditure and a GBP5.1 million currency translation impact.

Notes

1 First half 2005 refers to the period to 3 July 2005 and first half 2004 refers to the period to 4 July 2004. The results are prepared in accordance with the accounting policies set out in the document entitled 'Transition to International Financial Reporting Standards' issued on 15 July 2005.

2    Before material one-time charges and share-based payment.

3 Before material one-time charges, share-based payment and profit on disposal of operations.

4    Adjusted earnings per share is based on adjusted earnings as set out in note 6 to the Interim Report.

Anders Gustafsson, Chief Executive, commented:

"We expect the Performance Analysis division to make sequential progress in the second half of the year although conditions in the market remain variable. The Service Assurance division will continue to be loss making in the second half, albeit at a substantially reduced level as the benefits of the cost reductions are realised. The Network Products group's performance in the second half will reflect the normal seasonality of the business. As a result our expectations for the Group's outcome for the year as a whole remain unchanged.

"The telecoms test and monitoring market remains the focus for the Group. In the last twelve months we have achieved much to improve the way we address our target markets and to increase our operational efficiency and we are now better positioned to develop the business in line with our strategic objectives."


                                   - ends -
Enquiries

Anders Gustafsson, Chief Executive    Spirent plc        +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                        Spirent plc        +44 (0)1293 767676

Media
Reg Hoare/Katie Hunt                  Smithfield         +44 (0)207 360 4900

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; our ability to avoid a breach of our financial covenants and to achieve certain financial requirements under our renegotiated borrowing terms; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

                   INTERIM REPORT FOR THE FIRST HALF OF 2005

Operating profit/(loss) and return on sales are used by the Group as key measures of operating performance and are stated in the text before the effect of goodwill impairment, other material one-time charges and share-based payment so that period on period comparisons are not distorted.

In constant currencies or on a constant currency basis means calculated at constant exchange rates.

First half 2005 refers to the period to 3 July 2005 and first half 2004 refers to the period to 4 July 2004. The results are prepared in accordance with the accounting policies set out in the document entitled 'Transition to International Financial Reporting Standards' issued on 15 July 2005.

Overview

All our ongoing businesses increased revenue and operating profit in the first half of 2005 except the Service Assurance division which reported a loss as previously announced.

The Performance Analysis division grew operating profit by 50 per cent, despite a slow down in spending by the US carriers as well as lower than expected US government spending on telecoms in the first half.

We have for some time been reporting that we were experiencing a slow down in our Service Assurance division's existing leased line and DSL business. However, we announced in April that the extent of the decline in the first quarter had been significantly greater than anticipated. This was due to customers delaying the release of capital spending budgets and a larger than expected shift in customers' investment towards next-generation networks. In addition, merger activity among the US carriers delayed spending on monitoring equipment. These factors have adversely affected the Service Assurance division's performance and we reported an operating loss of GBP9.0 million in the first half.

In response to the significant drop in activity levels, we undertook in June a restructuring of the division to realign resources and further reduce operating costs. This was in addition to the actions taken and announced in February. These restructurings allow support for existing leased line monitoring customers to be provided on a more efficient basis while we continue to invest in our new IP service assurance products. In total the restructuring actions have reduced headcount in the division by around 260, representing some 40 per cent of the workforce, and are expected to result in total annualised cost savings of approximately GBP12 million, of which approximately GBP5 million will benefit the second half of 2005. After the full benefit of the restructurings, the annualised revenue required in the Service Assurance division to achieve a breakeven result at the operating level will be approximately GBP52 million.

As anticipated, we are taking a goodwill impairment charge in relation to the Service Assurance division and this amounted to GBP37.0 million. The carrying value of the Service Assurance division at the end of the first half is GBP16.6 million. Other material one-time charges of GBP7.1 million in the period comprise GBP4.0 million in respect of restructuring and inventory write-downs in the Service Assurance division and GBP3.1 million in respect of the supply chain initiatives and other restructuring within the Group. The cash cost of these charges is GBP3.3 million in the first half. Further restructuring charges of approximately GBP3 million will be taken in the second half to complete the supply chain initiatives.

Both our Network Products group and the ongoing Systems business reported improved results over the same period last year with operating profit up 14 per cent and 24 per cent, respectively.

Net debt increased to GBP42.4 million in the first half of 2005 (31 December 2004 GBP26.4 million) due to a reduction in operating cash flow, including the cash cost of restructuring, increased capital expenditure and a GBP5.1 million currency translation impact.

Outlook

We expect the Performance Analysis division to make sequential progress in the second half of the year although conditions in the market remain variable. The Service Assurance division will continue to be loss making in the second half, albeit at a substantially reduced level as the benefits of the cost reductions are realised. The Network Products group's performance in the second half will reflect the normal seasonality of the business. As a result our expectations for the Group's outcome for the year as a whole remain unchanged.

The telecoms test and monitoring market remains the focus for the Group. In the last twelve months we have achieved much to improve the way we address our target markets and to increase our operational efficiency and we are now better positioned to develop the business in line with our strategic objectives.

Operating review


Communications


GBP million                     First half   First half   Change
                                      2005         2004        %
----------------------------------------------------------------

Revenue
Performance Analysis                  87.6         83.1        5
Service Assurance                     20.2         42.0      (52)
----------------------------------------------------------------

Communications group                 107.8        125.1      (14)

Operating profit/(loss)
Performance Analysis                  11.4          7.6       50
Service Assurance                     (9.0)         3.5        -
----------------------------------------------------------------

Communications group                   2.4         11.1      (78)

Return on sales (%)
Performance Analysis                  13.0          9.1
Service Assurance                        -          8.3
Communications group                   2.2          8.9

The anticipated loss in the Service Assurance division affected the performance of the Communications group as a whole in the first half of 2005. Revenue for this group decreased by 14 per cent to GBP107.8 million and operating profit declined to GBP2.4 million. Return on sales fell from 8.9 per cent to 2.2 per cent.

Product development in the first half of 2005 was GBP28.4 million, or 26 per cent of revenue (first half 2004 GBP30.1 million, 24 per cent of revenue). This was split as to GBP19.9 million in the Performance Analysis division (first half 2004 GBP20.8 million) and GBP8.5 million in the Service Assurance division (first half 2004 GBP9.3 million). This investment continues to be directed at next-generation technologies and in particular at the development of our new unified test platform, our wideband CDMA wireless handset test systems and our IP service assurance solutions.

In the second half of 2004 we embarked on a number of initiatives to improve the operational efficiency of the Communications group and we have made progress with the integration of cross-group functions such as IT, finance, human resources and corporate marketing. We have also made progress with the rationalisation of our supply chain across the Communications group and have now made arrangements for the majority of our manufacturing functions to be outsourced. This approach will reduce the group's fixed costs and enable us to move to a more variable cost based model.

Performance Analysis

The Performance Analysis division achieved a 5 per cent increase in revenue in the first half of 2005 driven by continued customer spending on next-generation and 3G wireless technologies in the period. This growth was achieved despite variable market conditions in the first half caused by lower than expected spending by the US government and reduced spending by certain of the US service providers. Operating profit in the first half of 2005 of GBP11.4 million was up 50 per cent over the first half of 2004 due to the increased volumes and the benefits of cost control. On a constant currency basis, revenue and operating profit were up 8 per cent and 55 per cent, respectively, in the first half. Return on sales improved to 13.0 per cent for the period compared with 9.1 per cent in the first half of 2004.

In the first half of 2005 we achieved increased sales in constant currencies from our routing, IP telephony, triple play, broadband access and security, web and application testing solutions compared with the first half of 2004. Our new unified platform for Ethernet testing, Spirent TestCenter(TM), which delivers increased scalability and improved automation, has been well received and we have secured initial orders since its launch in May. We have successfully addressed customers' needs in relation to the delivery of complex IP telephony services and infrastructure quality of service testing for triple play (voice, video and data). We now have a leading position in this market due to our ability to provide end-to-end test capabilities across complex converged networks. Web security remains an issue for businesses worldwide and we have enhanced our Avalanche(TM) offering through partnerships that enable us to generate the latest malicious attacks and simulate financial trading traffic. We saw a good contribution from our professional services activities which offer tailored support to customers for complex testing projects.

In the period we saw particularly good growth in our wireless and position location test activities, which accounted for 25 per cent of divisional revenue in the first half of 2005. This was partly driven by continuing strong sales of our CDMA handset test solutions due to the commercial roll out of the 3G technology 1xEV-DO and the increasing need to test sophisticated applications and services on CDMA handsets. Growth was also driven by increased sales in the wideband CDMA sector, where our unique position location testing capability enabled us to achieve significant market share gains.

North America continues to represent the largest market for this division but we have made progress in Europe and the Asia Pacific region in the period. We recently opened a facility in Bangalore, India to serve customers with research and development operations in the region and sales have grown significantly albeit from a low base.

During the first half of the year we have made several advances in sharpening our market focus and improving operational efficiencies. These advances and our strong portfolio of next-generation products will allow us to move forward with our strategy of developing our telecoms test activities.

Service Assurance

Revenue for the division in the first half of 2005 was down by 52 per cent compared with the same period last year due to the significant drop in activity levels in our existing business. The division delivered an operating loss of GBP9.0 million for the period compared with an operating profit of GBP3.5 million in the first half of 2004.

Revenue in the first half of 2005 comprised orders from our leased line and DSL customers as well as ongoing contributions from annual service and support contracts. Our leased line monitoring activities contributed over 60 per cent of this division's revenue in the period. We also saw a small contribution from the initial sales of our IP service assurance solutions.

We continue to supply and support leased line and DSL monitoring systems for major US service providers. However, as announced in April, we saw a substantial drop off in this business in the first quarter. In response to this trend we have undertaken a major restructuring of this division so as to enable us to support our existing leased line customers on a more efficient basis while continuing to invest in our new IP service assurance products.

The strategy for this division is to deliver service assurance solutions for IP business services and residential triple play offerings. We are also focused on delivering next-generation field test solutions to service providers worldwide. We believe that our solutions address the challenges and issues carriers will face as they deploy Ethernet, voice-over-IP and video services on a commercial scale. Customers worldwide continue to provide positive feedback and show interest in our IP solutions and we are currently involved in a number of lab and field trials for IP business services, residential triple play and field test solutions. Our products are being developed to match the service assurance and field test needs of these customers.

While we have seen an uplift in quote and proposal activity for IP service assurance solutions in the second quarter of 2005, we remain cautious as to the timing of full scale deployment of these advanced services by carriers worldwide. As a consequence we cannot be certain as to the timing of further revenue from our new IP products.

Network Products

GBP million                     First half   First half   Change
                                      2005         2004        %
----------------------------------------------------------------

Revenue                              103.9         95.0        9
Operating profit                      12.3         10.8       14
Return on sales (%)                   11.8         11.4

Our Network Products group delivered a strong performance in the first half of 2005 with revenue of GBP103.9 million up 9 per cent over the same period last year. Operating profit of GBP12.3 million was ahead by 14 per cent over the first half of 2004 and return on sales improved slightly to 11.8 per cent from
11.4 per cent.

Despite a flattening in automotive production levels and car sales, our sales to the European car manufacturers grew compared with the same period last year as our products have been specified on a number of new models that have now entered production. We have made good progress in the US automotive market due to our strong position with European car manufacturers who are expanding their North American operations, and our established position in the US bus and truck market. We have also increased sales of our Autotool automated application systems into first tier suppliers to the US car market. We received a positive reaction to the launch of our pre-terminated structured cabling system, RapidNet, in the US and are encouraged by the initial sales we have achieved. We continued to launch additions to all our product ranges during the first half.

While European sales increased overall, sales in the UK were depressed by the weaker industrial economy and slippage in customers' programmes. Good growth in sales was achieved in North America, South America and the Asia Pacific region.

Major investment activities include the extension of our facility in Tornesch, Germany, which will be completed in the second half of this year, and the integration of our operations in Argentina and Brazil in order to serve the local market on a more efficient basis.

Overall we continue to increase customer penetration and gain market share in the major market segments we serve.

Systems

GBP million                     First half   First half   Change
                                      2005         2004        %
----------------------------------------------------------------

Revenue                               18.7         15.5       21
Operating profit                       2.1          1.7       24
Return on sales (%)                   11.2         11.0

Figures in the above table relate to the ongoing business only. Divested businesses contributed GBP3.7 million of revenue and GBP0.6 million of operating profit in the first half of 2004.

Our Systems group is a leading supplier of power control systems for powered medical and small industrial vehicles. Revenue was up by 21 per cent and operating profit was up 24 per cent in the period. Return on sales increased marginally to 11.2 per cent compared with 11.0 per cent in the first half of 2004.

The business continues to be impacted by the effect of the weak US dollar as nearly 80 per cent of the UK-based manufacturing is exported priced in US dollars. In order to mitigate this effect we have continued to move more of our manufacturing to China.

The situation regarding US government healthcare funding of wheelchairs has broadly stabilised and this has had a positive effect on sales of our wheelchair control systems in the first half of the year. We launched the VR2, a sophisticated mainstream wheelchair controller with enhanced performance characteristics, in the first half and customer reaction to the product has been positive. We have made progress in addressing the small industrial vehicle market with our Trio+ and Access 120 systems and sales to this sector have increased by 60 per cent from a low base in the first half of 2004.


Financial Review

GBP million                     First half   First half   Change
                                      2005         2004        %
----------------------------------------------------------------

Revenue                              230.4        239.3       (4)
Operating profit                      14.1         21.5      (34)
Return on sales (%)                    6.1          9.0



The interim results for the first half of 2005 are prepared in accordance with the accounting policies set out in the document entitled 'Transition to International Financial Reporting Standards' issued on 15 July 2005. The most significant impacts of the transition to International Financial Reporting Standards (IFRS) from UK Generally Accepted Accounting Practice (UK GAAP) for Spirent are in relation to:

i)   the elimination of the charge for goodwill amortisation;
ii)  the change in the profit or loss on disposal of operations; and
iii) an increase in the charge for share-based payment.

Information on the impact of the transition to IFRS, including accounting policies and reconciliations of the Group's UK GAAP balance sheets to its IFRS balance sheets at 1 January 2003 (the transition date balance sheet), 31 December 2003, 4 July 2004 and 31 December 2004, together with reconciliations of the Group's UK GAAP income statements to its IFRS income statements for the first half of 2004 and for the years to 31 December 2003 and 31 December 2004, can be found in the document entitled 'Transition to International Financial Reporting Standards' (see note 1 of Notes to the financial information).

Group revenue for the first half of 2005 was 4 per cent below the same period in 2004. Operating profit was GBP14.1 million for the first half of 2005, 34 per cent lower than the first half of 2004. This was largely due to the performance of the Service Assurance division which reported an operating loss for the first half of GBP9.0 million compared with an operating profit in the first half of 2004 of GBP3.5 million. Our other ongoing businesses showed growth in revenue and operating profit compared with the first half of 2004. Return on sales has dropped to 6.1 per cent compared with 9.0 per cent in the first half of 2004.

The translation effect of exchange rates, principally the US dollar, on trading has not been significant in the period. Revenue has been reduced by GBP1.4 million and operating profit has not been materially affected by exchange.

Revenue by market and source grew over the first half of 2004 in Europe and the Asia Pacific region but fell in North America due to the decline in revenue in the Service Assurance division.

Product development spending for the Group in the first half of 2005 was GBP31.8 million, or 14 per cent of revenue (first half 2004 GBP33.7 million, 14 per cent of revenue) and continues to be principally in the Communications group.

The business segments for the Group reported under IFRS are the same as those that were reported under UK GAAP. However, there are stricter definitions included in IFRS regarding the allocation of corporate costs. Those shared costs which cannot be allocated directly to individual segments are now reported as non segmental costs. These non segmental costs (before material one-time charges and share-based payment) amount to GBP2.7 million for the first half of 2005 (first half 2004 GBP2.7 million) and include costs for our Board, listing costs in relation to our dual listing and compliance costs including those in relation to the Sarbanes-Oxley Act 2002.

As a result of the substantial drop in activity levels in the Service Assurance division we are taking a goodwill impairment charge of GBP37.0 million. The carrying value of the Service Assurance division at the end of the first half of 2005 is GBP16.6 million. Other material one-time charges of GBP7.1 million have been incurred in the period. As previously stated, actions have been taken in the Service Assurance division which resulted in restructuring charges of GBP2.7 million and related inventory write-downs of GBP1.3 million in the first half of 2005. Other charges totalling GBP3.1 million relate to supply chain initiatives and other restructuring activities in our businesses and at a corporate level.

A charge for share-based payment is being reported in accordance with IFRS. This charge represents the expense for share options and other share-based incentives using an option pricing model. The charge for the first half of 2005 is GBP2.4 million (first half 2004 GBP1.3 million). We anticipate that this charge will be marginally higher in the second half as we expect to make further awards in the second half of 2005. On transition to IFRS Spirent has applied IFRS 2 'Share-based Payment' only to awards made after 7 November 2002 and not fully vested at 1 January 2005. The charge is therefore expected to increase over time as more awards become subject to this treatment.

The reported GBP0.9 million gain on disposal of operations relates to the sale of certain non trading Group companies.

Net interest payable in the first half of 2005 was GBP3.3 million compared with GBP4.0 million in the same period of 2004. The interest charge is expected to be of a similar magnitude in the second half of the year.

Reported loss before tax for the first half of 2005 is GBP34.1 million compared with a profit before tax of GBP16.7 million for the first half of 2004.

The effective rate of tax for the first half of 2005 was 23.5 per cent compared with 21.2 per cent for the full year 2004. We expect the effective tax rate for the full year to be approximately 24 per cent.

Basic loss per share was 3.90 pence (first half 2004 earnings per share 1.26 pence). We are presenting an adjusted earnings per share measure which adds back the effect of goodwill impairment, other material one-time charges, share-based payment, profit or loss on disposal of operations and any related tax. The Company believes that this measure provides greater comparability of the underlying performance of the Group from period to period. We are reporting an adjusted earnings per share of 0.91 pence for the first half of 2005 compared with 1.40 pence for the first half of 2004, a decline of 35 per cent.

Net debt increased from GBP26.4 million at the end of 2004 to GBP42.4 million at the end of the first half of 2005 with GBP5.1 million of this increase being due to the effects of currency translation. In addition operating cash inflow was lower and capital expenditure increased as had been expected.

Operating cash inflow was GBP4.2 million for the first half of 2005 compared with an inflow of GBP18.5 million in the first half of 2004, a result of the drop in operating profit and increases in working capital which included the payment of GBP3.3 million of restructuring costs. Net capital expenditure was GBP15.8 million in the first half of 2005 (first half 2004 GBP11.0 million). We expect capital expenditure for the full year to be in the region of GBP30 million (full year 2004 GBP24.8 million). The depreciation charge was GBP10.9 million in the first half and is expected to be in the range GBP21 million to GBP23 million for the full year.

The covenants in our principal borrowing agreements are based on UK GAAP as it existed at 31 December 2002. In accordance with the terms of these agreements earnings before interest, tax, amortisation and exceptional items to net interest expense was 5.1 times (covenant ratio greater than or equal to 3.0 times) and net debt to earnings before interest, tax, depreciation, amortisation and exceptional items was 0.8 times (covenant ratio less than or equal to 3.0 times) on a rolling 12 month basis.

At the end of the first half of 2005 the retirement benefit obligations were GBP39.2 million (31 December 2004 GBP38.1 million). The Company made an additional annual cash contribution of GBP3.5 million to our UK defined benefit pension plan in the first half of 2005. An actuarial loss of GBP4.2 million has been charged in the consolidated statement of changes in equity. This principally arises due to a reduction in the corporate bond rates which are used for the measurement of scheme liabilities in accordance with accounting standards.


No dividend is being declared in respect of the first half of 2005.


Consolidated income statement

------------------------------------------------------------------------------
GBP million                         Notes    First half   First half      Year
                                                   2005         2004      2004
------------------------------------------------------------------------------
Revenue                              2, 3         230.4        239.3     475.0
Cost of sales                                    (136.8)      (139.6)   (274.9)
------------------------------------------------------------------------------
Gross profit                                       93.6         99.7     200.1
Operating expenses                               (126.0)       (79.5)   (164.0)
------------------------------------------------------------------------------
Operating (loss)/profit                  2        (32.4)        20.2      36.1
------------------------------------------------------------------------------
Goodwill impairment                                37.0            -         -
Other material one-time charges          4          7.1            -       2.9
Share-based payment                                 2.4          1.3       5.2
Operating profit before material
one-time charges and share-based
payment                                  2         14.1         21.5      44.2
------------------------------------------------------------------------------
Loss from interest in joint venture                   -         (0.2)     (0.7)
Share of profit of associates                       0.7          0.7       1.8
------------------------------------------------------------------------------
Operating (loss)/profit of the
Group, joint venture and associates               (31.7)        20.7      37.2
Profit on the disposal of operations                0.9            -       4.0
------------------------------------------------------------------------------
(Loss)/profit before interest                     (30.8)        20.7      41.2
Finance income                                      1.0          0.7       1.6
Finance costs                                      (4.3)        (4.7)     (9.1)
Costs associated with the part
prepayment of loan notes                              -            -      (0.5)
------------------------------------------------------------------------------
(Loss)/profit before tax                          (34.1)        16.7      33.2
Tax                                      5         (2.7)        (4.7)     (6.7)
------------------------------------------------------------------------------
(Loss)/profit for the period                      (36.8)        12.0      26.5
------------------------------------------------------------------------------
Attributable to
Equity shareholders                               (37.0)        11.8      26.2
Minority shareholders' interests                    0.2          0.2       0.3
------------------------------------------------------------------------------
(Loss)/profit for the period                      (36.8)        12.0      26.5
------------------------------------------------------------------------------
Basic (loss)/earnings per share
(pence)                                  6        (3.90)        1.26      2.79
Diluted (loss)/earnings per share
(pence)                                  6        (3.90)        1.23      2.74
------------------------------------------------------------------------------

Consolidated balance sheet

GBP million                     First half        First half  31 December 2004
                                   2005(1)          2004 (1)
------------------------------------------------------------------------------

Assets
Non current assets
Goodwill                              74.4             109.8             106.5
Property, plant and
equipment                             94.0              85.5              86.3
Interest in joint
venture                                  -               0.3                 -
Investments in
associates                            14.6              13.0              14.3
Deferred tax                          11.4              10.3              11.1
------------------------------------------------------------------------------
                                     194.4             218.9             218.2
------------------------------------------------------------------------------

Current assets
Inventories                           57.8              53.8              54.0
Trade and other
receivables                           99.1              94.7              89.9
Cash and cash
equivalents                           40.1              30.5              51.7
------------------------------------------------------------------------------
                                     197.0             179.0             195.6
------------------------------------------------------------------------------
Total assets                         391.4             397.9             413.8
------------------------------------------------------------------------------

Liabilities
Current liabilities
Trade and other
payables                             (95.3)            (87.4)            (90.8)
Current tax                          (29.2)            (27.4)            (26.2)
Short term
borrowings and
overdrafts                            (1.7)             (1.6)             (1.8)
Provisions and other
liabilities                           (3.3)             (2.3)             (4.2)
------------------------------------------------------------------------------
                                    (129.5)           (118.7)           (123.0)
------------------------------------------------------------------------------

Non current liabilities
Trade and other
payables                              (4.6)             (4.3)             (3.9)
Long term borrowings                 (80.8)            (82.4)            (76.3)
Retirement benefit
obligations                          (39.2)            (35.0)            (38.1)
Deferred tax                          (2.2)             (2.4)             (2.5)
Provisions and other
liabilities                          (10.5)            (11.8)             (9.6)
------------------------------------------------------------------------------
                                    (137.3)           (135.9)           (130.4)
------------------------------------------------------------------------------
Total liabilities                   (266.8)           (254.6)           (253.4)
------------------------------------------------------------------------------
Net assets                           124.6             143.3             160.4
------------------------------------------------------------------------------

Equity
Called up share
capital                               32.1              31.8              31.9
Share premium
account                                3.9             701.9               1.3
Capital reserve                       10.4              14.4              10.9
Capital redemption
reserve                                  -               0.7                 -
Translation reserve                    2.9              (0.5)              1.6
Net unrealised gains
and losses                            (1.0)                -                 -
Retained
earnings/(loss)                       74.7            (606.6)            113.4
------------------------------------------------------------------------------

Shareholders' funds
- equity                             123.0             141.7             159.1
Minority interests -
equity                                 1.6               1.6               1.3
------------------------------------------------------------------------------

Total equity and
reserves                             124.6             143.3             160.4
------------------------------------------------------------------------------

1 First half 2005 refers to the position at 3 July 2005 and first half 2004 refers to the position at 4 July 2004.

Consolidated cash flow statement

------------------------------------------------------------------------------
GBP million                               First half      First half      Year
                                                2005            2004      2004
------------------------------------------------------------------------------

Cash flows from operating
activities
Operating (loss)/profit                       (32.4)            20.2      36.1
Goodwill impairment                            37.0                -         -
Depreciation of property, plant and
equipment                                      10.9             13.0      25.4
(Profit)/loss on disposal of
property, plant and equipment                  (0.1)             0.4       0.4
Write-down of property, plant and
equipment                                         -                -       0.6
Share-based payment                             2.4              1.3       5.2
Deferred income received                        9.4              4.6       4.9
Increase in debtors                            (5.7)           (10.2)     (9.1)
Increase in inventories                        (2.1)            (0.2)     (1.0)
(Decrease)/increase in creditors               (9.1)             1.4       8.5
Decrease in provisions                         (0.7)            (3.4)     (2.9)
Retirement benefit obligations                 (3.5)            (7.2)     (7.8)
Tax paid                                       (1.9)            (1.4)     (3.1)
------------------------------------------------------------------------------
Net cash from operating activities              4.2             18.5      57.2
------------------------------------------------------------------------------

Cash flows from investing
activities
Dividends received from associates                -              0.1       0.1
Interest received                               0.9              0.8       1.6
Disposal of operations                          0.9                -       2.5
Purchase of property, plant and
equipment                                     (16.1)           (11.3)    (25.3)
Proceeds from sale of property,
plant and equipment                             0.3              0.3       0.5
Acquisition of subsidiaries                       -             (0.8)     (1.1)
Contribution to joint venture                     -                -      (0.2)
------------------------------------------------------------------------------

Net cash used in investing
activities                                    (14.0)           (10.9)    (21.9)
------------------------------------------------------------------------------

Cash flows from financing
activities
Interest paid                                  (3.7)            (4.5)     (8.4)
Interest element of finance lease
rental payments                                (0.2)            (0.2)     (0.4)
Costs associated with the part
prepayment of loan notes                          -             (1.8)     (2.3)
Proceeds from the issue of share
capital                                         2.3              0.9       1.5
Repayment of loans                                -             (8.2)    (10.2)
Repayment of capital element of
finance lease rentals                          (0.5)            (0.4)     (0.8)
------------------------------------------------------------------------------

Net cash used in financing
activities                                     (2.1)           (14.2)    (20.6)
------------------------------------------------------------------------------

Net (decrease)/increase in cash and
cash equivalents                              (11.9)            (6.6)     14.7
Cash and cash equivalents at the
beginning of the period                        51.0             36.9      36.9
Effect of exchange rate changes                 0.2             (0.5)     (0.6)
------------------------------------------------------------------------------

Cash and cash equivalents at the
end of the period                              39.3             29.8      51.0
------------------------------------------------------------------------------

Cash and cash equivalents comprise:

Cash and cash equivalents                      40.1             30.5      51.7
Overdrafts                                     (0.8)            (0.7)     (0.7)
------------------------------------------------------------------------------
                                               39.3             29.8      51.0
------------------------------------------------------------------------------

Consolidated statement of changes in equity


---------------------------------------------------------------------------------------------
GBP million                                                      Net
                Called up    Share                        unrealised            Shareholders'
                    share  premium    Capital Translation     gains/   Retained       funds -
                  capital  account    reserve     reserve   (losses)   earnings        equity
---------------------------------------------------------------------------------------------

At 1 January 2005

As originally
restated under
IFRS                 31.9       1.3      10.9         1.6          -      113.4         159.1
Changes in
accounting
policy
relating to
first time
application of
IAS 39
'Financial
Instruments:
Recognition
and
Measurement'
(note 1)                -         -         -           -       (0.1)         -          (0.1)
---------------------------------------------------------------------------------------------

At 1 January
2005 as
restated             31.9       1.3      10.9         1.6       (0.1)     113.4         159.0
---------------------------------------------------------------------------------------------

Changes in equity
for the first
half of 2005
Exchange
differences on
translating
foreign
operations              -         -         -         1.3          -          -           1.3
Share-based
payment                 -         -         -           -          -        2.2           2.2
Actuarial loss
recognised on
retirement
benefit
obligations             -         -         -           -          -       (4.2)         (4.2)
Tax on
retirement
benefit
obligations             -         -         -           -          -        0.3           0.3
Net unrealised
losses on cash
flow hedges             -         -         -           -       (0.9)         -          (0.9)
---------------------------------------------------------------------------------------------

Net profits
and losses
recognised
directly in
equity                  -         -         -         1.3       (0.9)      (1.7)         (1.3)
Loss for the
period
attributable
to equity
shareholders            -         -         -           -          -      (37.0)        (37.0)
-----------------------------------------------------------------------------------------------

Total
recognised
profits and
losses for the
period                  -         -         -         1.3       (0.9)     (38.7)        (38.3)
-----------------------------------------------------------------------------------------------

New shares
issued                0.2       2.6      (0.5)          -          -          -           2.3
-----------------------------------------------------------------------------------------------

At the end of
the period           32.1       3.9      10.4         2.9       (1.0)      74.7         123.0
-----------------------------------------------------------------------------------------------

Notes to the financial information

1    Basis of preparation

The consolidated interim financial statements have been prepared in accordance with the principal accounting policies set out in the document entitled 'Transition to International Financial Reporting Standards', which was issued by Spirent on 15 July 2005. These interim financial statements should be read in conjunction with this document. The document can be found on the Company's website, www.spirent.com, or can be obtained by writing to the Company Secretary at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL.

This interim financial information has been prepared on the assumption that all IFRS statements, including International Accounting Standards (IASs), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRICs) interpretations issued by the International Accounting Standards Board (IASB) as effective for 2005 reporting will be endorsed by the European Commission. These are subject to ongoing review and possible amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year ending 31 December 2005. In 2005 the Group has adopted IFRS for the first time. The date of transition is 1 January 2003. IAS 34 'Interim Financial Reporting' has not been applied to this interim financial information.

The financial information does not constitute statutory accounts as defined in
Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004, which were prepared under accounting policies generally accepted in the UK, have been filed with the Registrar of Companies. The auditors report on those accounts was unqualified and did not contain a statement made under
Section 237(2) or Section 237(3) of the Companies Act 1985.

The Interim Report for the period ended 3 July 2005 was approved by the directors on 11 August 2005.

Changes in accounting policy

The Group has taken the transitional exemption not to apply IAS 32 'Financial
Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments:
Recognition and Measurement' to the period ended 4 July 2004 and the year ended 31 December 2004. These standards have been implemented with effect from 1 January 2005 and as a result a number of financial instruments have been recognised on the opening balance sheet at that date.

The accounting policy in respect of these standards can be found in the document entitled 'Transition to International Financial Reporting Standards'. This change results in the following restatements at 1 January 2005:


GBP million         Shareholders'  Current assets         Current
                     equity - net     - trade and   liabilities -
                 unrealised gains           other trade and other    Long term
                     and (losses)     receivables        payables   borrowings
------------------------------------------------------------------------------

At 1 January
2005 - as
originally
restated under
IFRS                            -            89.9            90.8         76.3
Implementation
of IAS 39                    (0.1)            0.5             1.0         (0.4)
------------------------------------------------------------------------------

At 1 January
2005 as
restated                     (0.1)           90.4            91.8         75.9
------------------------------------------------------------------------------

2   Segmental analysis

GBP million Performance    Service                      Network                   Non
               Analysis  Assurance    Communications   Products   Systems   segmental   Group
---------------------------------------------------------------------------------------------

First half
2005
Revenue            87.6        20.2            107.8      103.9      18.7           -   230.4
---------------------------------------------------------------------------------------------

Operating
profit/(loss)
before
material
one-time
charges and
share-based
payment            11.4        (9.0)             2.4       12.3       2.1        (2.7)   14.1
Goodwill
impairment            -       (37.0)           (37.0)         -         -           -   (37.0)
Other
material
one-time           (2.4)       (4.0)            (6.4)      (0.4)        -        (0.3)   (7.1)
charges
Share-based
payment            (1.4)       (0.6)            (2.0)      (0.2)     (0.1)       (0.1)   (2.4)
---------------------------------------------------------------------------------------------

Operating
profit/(loss)       7.6       (50.6)           (43.0)      11.7       2.0        (3.1)  (32.4)
---------------------------------------------------------------------------------------------

First half
2004
Revenue            83.1        42.0            125.1       95.0      19.2           -   239.3
---------------------------------------------------------------------------------------------

Operating
profit/(loss)
before
share-based
payment             7.6         3.5             11.1       10.8       2.3        (2.7)   21.5
Share-based
payment            (0.9)       (0.3)            (1.2)      (0.1)        -           -    (1.3)
---------------------------------------------------------------------------------------------

Operating
profit/(loss)       6.7         3.2              9.9       10.7       2.3        (2.7)   20.2
---------------------------------------------------------------------------------------------

Year 2004
Revenue           176.8        74.7            251.5      187.8      35.7           -   475.0
---------------------------------------------------------------------------------------------

Operating
profit/(loss)
before
material
one-time
charges and
share-based
payment            21.7         2.5             24.2       21.3       4.0        (5.3)   44.2
Material
one-time
charges             1.3        (1.9)            (0.6)         -         -        (2.3)   (2.9)
Share-based
payment            (3.2)       (1.4)            (4.6)      (0.4)     (0.1)       (0.1)   (5.2)
---------------------------------------------------------------------------------------------

Operating
profit/(loss)      19.8        (0.8)            19.0       20.9       3.9        (7.7)   36.1
---------------------------------------------------------------------------------------------

3   Geographical analysis


GBP million                            First half         First half      Year
                                             2005               2004      2004
-------------------------------------------------------------------------------

Revenue by market
Europe                                       84.8               82.6     167.4
North America                               100.1              116.0     223.4
Asia Pacific, Rest of Americas,
Africa                                       45.5               40.7      84.2
-------------------------------------------------------------------------------
Group                                       230.4              239.3     475.0
-------------------------------------------------------------------------------

Revenue by source
Europe                                       98.7               91.6     184.9
North America                               106.4              124.6     243.4
Asia Pacific, Rest of Americas,
Africa                                       25.3               23.1      46.7
-------------------------------------------------------------------------------
Group                                       230.4              239.3     475.0
-------------------------------------------------------------------------------

Average exchange rates
US Dollar                                    1.87               1.82      1.83
Euro                                         1.46               1.48      1.47
-------------------------------------------------------------------------------

4   Other material one-time charges

GBP million                            First half         First half      Year
                                             2005               2004      2004
------------------------------------------------------------------------------

Inventory write-downs                         1.3                  -         -
Restructuring costs (including
write-down of property, plant and
equipment and lease provisions)               5.8                  -       1.6
Exit from joint venture                         -                  -       1.3
------------------------------------------------------------------------------
                                              7.1                  -       2.9
------------------------------------------------------------------------------

There is no tax effect in respect of the material one-time charges.

5   Tax


GBP million                            First half         First half      Year
                                             2005               2004      2004
------------------------------------------------------------------------------

UK tax                                          -                  -         -
Overseas tax                                  2.7                4.7       6.7
------------------------------------------------------------------------------
                                              2.7                4.7       6.7
------------------------------------------------------------------------------

6   (Loss)/earnings per share

GBP million                                    First half  First half      Year
                                                     2005        2004      2004
-------------------------------------------------------------------------------

(Loss)/earnings attributable to equity
shareholders                                        (37.0)       11.8     26.2
-------------------------------------------------------------------------------

Goodwill impairment                                  37.0           -        -
Other material one-time charges                       7.1           -      2.9
Share-based payment                                   2.4         1.3      5.2
Profit on the disposal of operations                 (0.9)          -     (4.0)
Costs associated with the part
prepayment of loan notes                                -           -      0.5
Prior year tax credit                                   -           -     (1.3)
-------------------------------------------------------------------------------

Adjusted earnings attributable to equity
shareholders                                          8.6        13.1     29.5
-------------------------------------------------------------------------------

(Loss)/earnings per share (pence)
Basic                                               (3.90)       1.26     2.79
Diluted                                             (3.90)       1.23     2.74
Adjusted                                             0.91        1.40     3.14
-------------------------------------------------------------------------------

Weighted average number of shares in issue
(millions)
Basic and adjusted                                  948.8       937.2    939.2
Dilutive potential of employee share
options                                                 -        21.0     18.1
-------------------------------------------------------------------------------
Diluted                                             948.8       958.2    957.3
-------------------------------------------------------------------------------

7   Net income under US GAAP

GBP million                                                 Restated(1)
                                                First half  First half     Year
                                                      2005        2004     2004
-------------------------------------------------------------------------------

(Loss)/profit attributable to
shareholders in accordance with IFRS                (37.0)        11.8     26.2
-------------------------------------------------------------------------------
Adjustments
Revenue recognition    - deferred revenue            20.4         (7.0)     9.9
                       - deferred costs              (5.1)         0.6     (7.0)
-------------------------------------------------------------------------------
                                                     15.3         (6.4)     2.9
-------------------------------------------------------------------------------

Goodwill and other intangible assets - impairment    37.0            -        -
                                     - amortisation  (4.2)        (4.4)    (8.7)
-------------------------------------------------------------------------------
                                                     32.8         (4.4)    (8.7)
-------------------------------------------------------------------------------

Share-based payment                                   3.1         (0.7)     2.0
Disposal of operations                                  -            -      0.1
Pension costs                                        (0.7)           -     (0.6)
Derivative financial instruments                        -         (0.8)     0.4
Deferred tax on above adjustments                    (4.4)         3.7      2.6
-------------------------------------------------------------------------------
Total adjustments                                    46.1         (8.6)    (1.3)
-------------------------------------------------------------------------------

Net income as adjusted to accord with
US GAAP                                               9.1          3.2     24.9
-------------------------------------------------------------------------------

Net income per share (pence)
Basic                                                0.96         0.34     2.65
Diluted                                              0.95         0.33     2.60
-------------------------------------------------------------------------------

1 Results for the first half of 2004 under US GAAP have been restated to reflect a change in the treatment of revenue recognition on multiple element arrangements within the Service Assurance division.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 11 August 2005                            By   ____/s/ Luke Thomas____

                                                    (Signature)*